UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 17, 2025, Vertical Aerospace Ltd. (the “Company”) will host a Capital Markets Day in which it will provide an update on recent progress on execution of its strategy, improved revisions to its business plan, details of its manufacturing plans, and details on the anticipated capital necessary to achieve certification of its all-electric VX4 aircraft in 2028.

Progress on FlightPath 2030

In November 2024, the Company launched Flightpath 2030, its strategy for market leadership before the end of the decade through embedding a pioneering culture, redefining aerospace best practice, intelligent partnering and being safety obsessed. Flightpath 2030 set out defined goals for the Company to achieve by 2030.

Today, reflecting the Company’s subsequent progress and learnings, expected future aircraft upgrades, including to increase passenger capacity to up to six passengers, and in anticipation of having three distinguishable but complementary business lines comprising the all-electric VX4, the recently announced hybrid-electric variant, and aftermarket services, principally battery sales, the Company announces the following revised or new operational targets and financial projections:

Operational targets

•	an increase in the target cumulative number of aircraft deliveries to its customers from at least 150 to at least 175 units by end 2030;

•	an increase in the target annual aircraft production run-rate from 200 to greater than 225 units as at Q4 2030, collectively across the VX4 and the hybrid-electric variant;

•	an increase in the target annual aircraft deliveries from 700 in the medium-term to approximately 900 units in 2035, collectively across the VX4 and the hybrid-electric variant;

•	annual battery deliveries to reach approximately 45,000 units in 2035; and

•	expected regulatory certification of the hybrid-electric variant with the UK Civil Aviation Authority (the “CAA”) in 2029.

The Company continues to work closely with the CAA as it progresses its piloted flight test campaign. The VX4’s final phase, piloted transition flight testing, is expected to be achieved by end 2025, with flight testing of the hybrid-electric variant targeted to begin in 2026.

Financial projections

The Company reiterates its intention to become sustainably cash generative and, assuming the achievement of the FlightPath 2030 milestones and certification of the VX4 in 2028, now projects:

•	an increase in expected free cash flow from break-even in 2030, to achieve cash break-even by end 2029, with more than $100 million of positive free cash flow in 2030;

•	to generate approximately $1.0 billion consolidated annual revenues by 2030, at a gross profit margin of 20%, increasing to approximately $10.7 billion consolidated annual revenues by 2035, at a gross profit margin of 40%;

•	expected 2030 revenue contribution by business line to be 72% VX4 aircraft sales (59% in 2035); 21% hybrid-electric aircraft sales (16% in 2035); and 7% aftermarket services (25% in 2035); and

•	expected 2030 gross profit magin contribution by business line to be 60% VX4 aircraft (60% in 2035); 28% hybrid-electric aircraft (12% in 2035); and 12% aftermarket services (28% in 2035).

Manufacturing and Production

Vertical is headquartered in Bristol, England, one of the largest aerospace hubs in the United Kingdom, where it has its core engineering research and development facility. It also has a dedicated flight test centre located at Cotswold Airport in Kemble, England, and a battery development and testing facility in Avonmouth, England.

The Company today announces its intention to utilise a modular manufacturing model, under which the VX4 will effectively be kit assembled, allowing for smaller-scale, single production lines to meet orders and maintain full capacity to be scaled efficiently as demand grows.

To achieve this plan, the Company has confirmed its production facilities for initial low-rate production. These facilities are an expanded site at Cotswold Airport, located adjacent to its existing flight test centre, which will support the initial entry-into-service aircraft, with expected capacity to fulfill the production of greater than 25 VX4 aircraft annually. Vertical has signed a five-year lease for the initial phase of this expanded facility, as well as a letter of intent for the subsequent phase to build an additional permanent hangar, which will together take Vertical’s total footprint at the Airport to approximately 100,000 square feet.

Furthermore, the Company has signed Heads of Terms with the landlord of the existing battery development and testing facility for a purpose-built facility, adjacent to the existing battery centre, to provide capacity for battery production into 2030. This expansion will include an additional approximate 30,000 square feet, pursuant to a 15 year lease, with target occupation in 2026, bringing the Company’s total footprint at the battery centre to approximately 45,000 square feet.

The Company is evaluating the locations for its first full-rate aircraft and battery production sites, which it expects to confirm in 2026 with the intention for these sites to come online in line with its planned manufacturing ramp up.

Capital Resources

The Company expects its capital needs to continue to be significant in the foreseeable future as it expands its business and progresses towards certification of the all-electric VX4 aircraft.

It is currently estimated that the Company will require an additional approximately $700 million in capital pursuant to its base case plan of targeting VX4 certification in 2028.

This amount is comprised of (i) approximately $550 million in people and operating expenses, which is the core business expenditure, primarily driven by engineering resources and supporting infrastructure as well as manufacturing costs necessary for the pre-production, certification-ready aircraft; (ii) approximately $225 million in non-recurring engineering costs (NRCs) in connection with the Company’s signing its long-term supply contracts with its certification partners; (iii) approximately $75 million in capital expenditures, relating to aircraft assembly and battery facilities; (iv) hybrid powertrain development up to an assumed customer-funded contract; and (v) program contingency. The gross funding costs are expected to be partially offset by current cash in bank, as of August 31, 2025, excluding assumptions around future capital raises and income, including anticipated customer pre-delivery payments. The Company will continue to evaluate opportunities to reduce its net funding needs, by inflows from tax credits, customer pre-delivery payments, and government support.

Factsheet

A copy of a factsheet summarizing the key updates is furnished as Exhibit 99.1 hereto.

Press Release

On September 17, 2025, the Company issued a press release in relation to the Capital Markets Day and associated business updates, a copy of which is furnished as Exhibit 99.2 hereto.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this Form 6-K that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding: the business strategy and plans and objectives of management for future operations, including certification and the commercialization of the VX4 and the hybrid- electric VX4 variant and the timing thereof; capital expenditure requirements, which may be higher than anticipated; our ability and plans to raise additional capital to fund our operations; the differential strategy compared to our peer group; expectations surrounding pre-orders and commitments; our future results of operations and financial position and expected financial performance and operational performance, liquidity, growth and profitability strategies; our plans for capital expenditures; as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation:  we may not be able to raise funding through equity securities on acceptable terms, or at all; if we are unable to raise additional capital when we need or want them or generate sufficient cash flows, we may not be able to compete successfully or may need to scale back investments, which could materially impact our certification timeline, which would harm our business, results of operations, and financial condition; our limited operating history without manufactured non-prototype aircraft or completed eVTOL aircraft customer order; certain underlying agreements relating to the initial production facilities are non-binding and may be subject to change or termination. The targets, expectations and estimates included in this report were prepared by the Company’s management team based on information available at the time such information was developed and reflects numerous assumptions, including those related to general business, economic, market, and financial conditions, as well as other factors that are difficult to predict and many of which are beyond the Company’s control. The Company believes the assumptions underlying such targets, expectations and estimates were reasonable at the time such information was prepared. However, important factors that may affect actual results and cause the results reflected in such targets, expectations and estimates not to be achieved including, among other things, risks and uncertainties relating to the Company’s business, industry performance, the regulatory environment, and general business and economic conditions, as discussed under the caption “Risk Factors” in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 11, 2025, as such factors may be updated from time to time in the Company’s other filings with the SEC. Any forward-looking statements contained in this Form 6- K speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. the Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this Form 6-K, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K (excluding Exhibits 99.1 and 99.2) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-270756, File No. 333-284763 and File No. 333-287207) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Factsheet of Vertical Aerospace Ltd. dated September 17, 2025
99.2	Press Release of Vertical Aerospace Ltd. dated September 17, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: September 17, 2025	By:	/s/ Stuart Simpson
Stuart Simpson
Chief Executive Officer